

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

November 16, 2011

Via E-Mail
Kenneth Henderson, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104

> **Re: Crescent Financial Corporation**
> **Schedule TO filed on November 8, 2011**
> **Filed by Piedmont Community Bank Holdings, Inc.**
> **File No. 5-78732**

Dear Mr. Henderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that the Forms 8-K filed on October 25 and November 7, 2011 should have been filed as Schedules TO-C. Refer to Rule 14d-2(b)(2). Please confirm that all post-commencement communications will be filed as an amendment to the Schedule TO. Refer to Rule 14d-3(b).

2. We note that you have not included the financial statements of the offeror; however, we note that the offeror is not a public reporting company and the offer is a partial offer. Refer to Instruction 2 to Item 10 of Schedule TO. Please revise to include the offeror's financial statements, or advise us.

Offer to Exchange

3. Please revise so that the offer is open for a full 20 business days, as required by Rule 14e-1(a). See Rule 14d-1(g)(3) for additional guidance on the definition of "business day." In this regard, the offer should be open until midnight on the 20th business day, notwithstanding your recent amendment to the investment agreement.

4. Please advise us as to how you are complying with Rule 14e-5 with respect to the investment agreement to purchase 18,750,000 shares at $4 per share.

When will you pay for the Shares I tender, page 4

5. We note that you may not commence payment until five business days after expiration. Please tell us how you are complying with the prompt payment requirement of Rule 14e-1(c). Refer to the discussion of prompt payment in Section II.D. of SEC Release 34-43069.

Introduction, page 6

6. Please revise to clarify the timing and sequence of the reincorporation, the closing of the purchase of 18,750,000 shares pursuant to the Investment Agreement, the release of the escrow funds, and the expiration of the tender offer.

Determination of Validity, page 11

7. Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Source and Amount of Funds, page 27

8. Please describe the terms of the subscription and escrow agreements and file the escrow agreement and subscription agreements as exhibits to the Schedule TO, or advise us as to where the agreements previously have been filed.

Letter of Transmittal. Exhibit (a)(1)(ii)

9. We note that in the second paragraph the offeror reserves the right to transfer or assign the right to purchase the shares tendered in the offer. We note similar language in the letter to brokers. Please confirm your understanding that any entity to which the offeror assigns the right to purchase shares in this offer must

be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions